U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	April 30, 2019

NEWS RELEASE
MFC Bancorp Ltd. 1 (844) 331 3343 info@mfcbancorp.com

MFC BANCORP LTD. FILES ANNUAL REPORT FOR 2018

AND ANNOUNCES SHAREHOLDERS' MEETING

HONG KONG (April 30, 2019) . . . MFC Bancorp Ltd. (the “Company” or “MFC”) (NYSE: MFCB) announces it has filed its financial results for the year ended December 31, 2018. The Company also announced that it has scheduled a shareholder meeting to seek approval for: (i) the change of its name to "Scully Limited"; and (ii) the completion of a consolidation and subsequent forward split of its shares to further reduce administrative expenses.

2018 Annual Report

In late 2018, the operator of the mine underlying our iron ore interest in Canada announced that it had completed financing to re-start mining operations and that it plans to re-start the Scully mine in the summer of 2019. This development triggered a review of the carrying value of this asset, which resulted in the recognition of an after-tax non-cash gain of $137.4 million.

As a result, we returned to profitability for the first time since 2013 and reported net income of $112.3 million, or $8.96 per share, which increased our shareholders’ equity to $386.4 million, or $30.82 per share.

The Compay's financial results for 2018 are set forth in its Annual Report on Form 20-F for the year ended December 31, 2018, a copy of which is available on its website at www.mfcbancorp.com and under the Company's profile at www.sec.gov.

All amounts are in Canadian dollars and the Company's financial statements are prepared in accordance with International Financial Reporting Standards.

Name Change / Consolidation and Split

Going forward, to reduce our costs and to better reflect our balance sheet and business we have called a meeting of our shareholders that is scheduled to be held on May 31, 2019. At the meeting, shareholders will be asked to approve the change of our name to "Scully Limited", which we believe better reflects our business strategy and profile going forward.

In addition, At the meeting, shareholders will also consider the approval of a consolidation of our common shares on a 25 for 1 basis, referred to as the "Consolidation", and subsequent forward split of such shares on a 1 for 25 basis, referred to collectively as the "Consolidation / Split". No fractional shares will be issued as a result of the Consolidation to registered shareholders (i.e. shareholders who hold their shares in registered form and not beneficially through a broker or other intermediary), with such fractional shares to be combined and sold by our transfer agent and the proceeds thereof to be paid to registered holders of fractional shares on a pro rata basis.

Subject to receipt of requisite shareholder approval, we currently expect the name change and Consolidation/Split to be completed on or about June 3, 2019. Additional information regarding the name change and Consolidation / Split will be included in the proxy materials relating to the meeting.

President’s Comments

Michael Smith, President and CEO of the Company, commented: “It is our goal and initiative to structure the group in a way that assists in substantially eliminating the discount between the market price of our common shares and our stated net book value per share as of December 31, 2018. We are in the process of defining and finalizing our plans and expect to announce details of such strategy in the near future.”

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Stakeholder Communications

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

•	stakeholders are encouraged to read our entire audited financial statements and management's discussion and analysis for the year ended December 31, 2018 as set forth in our Annual Report on Form 20-F for a greater understanding of our business and operations;

•	direct any questions regarding the information in this report to our North American toll free line: 1 (844) 331 3343 or email info@mfcbancorp.com to book a conference call with our senior management; and

•	shareholders may request a hard copy of the Annual Report, free of charge, by contacting the Company as set forth above.

About MFC

MFC is a merchant bank that provides financial services for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and industries. As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Disclaimer for Forward-Looking Information

This news release contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding the Company's business plans, future business prospects, the plans of the operator underling our iron ore interest, the anticipated completion of the proposed name change and Consolidation / Split and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "is expected", "scheduled", "estimates", "forecasts", "projects",  "intends", "anticipates", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business; (ii) economic and market conditions; (iv) competition in our business segments; (iii) our ability to obtain requisite approval for the proposed name vhange or Consolidation / Split and we may determine not to proceed with such transactions at planned or at all; (iv) counterparty risks related to our finance activities; (v) operating hazards; (vi) any failure by the operator of the mine underlying our interest to complete its plans as disclosed by it or at all; and (vi) other risks set forth in our public disclosure; and (vii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions are set forth in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

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